Exhibit 77D - Treasury Portfolio (a series of
Investors Cash Trust)

At a meeting held September 10-11, 2009 the Board of Trustees of Treasury Portfolio (the "Portfolio") approved a proposal to eliminate the Portfolio's non-fundamental investment policy permitting investment in unaffiliated money market mutual funds.

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